JPMORGAN CHASE & CO.

Filed Pursuant to Rule 433

Registration No.333-146731

Dated: November 26, 2008

Pricing Term Sheet

This term sheet supplements the information set forth under "Description of the Notes" in the Prospectus Supplement Dated November 25, 2008 to the Prospectus dated October 16, 2007.
Issuer:	JPMorgan Chase & Co.
Guarantor:	Federal Deposit Insurance Corporation ("FDIC")
Security:	3.125% Guaranteed Notes due 2011
Guarantee:

The Notes are guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program and are backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC's regulations, 12 CFR Part 370, and the FDIC's website, www.fdic.gov/tlgp. The expiration date of the FDIC's guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Expected Issue Ratings: (Moody's/S&P/Fitch)	Aaa/AAA/AAA
Currency:	USD
Size:	$5,000,000,000
Offering Type:	SEC Registered Senior
Maturity:	December 1, 2011
Coupon:	3.125%
Interest Payment Dates:	Semi-Annually
Day Count Convention:	30/360
Spread to Benchmark Treasury:	+177.5bps
Benchmark Treasury:	1.750% US Treasury due 11/11
Benchmark Treasury Spot and Yield:	101-03; 1.372%
Price to Public:	99.938% of face amount
Yield to maturity:	3.147%
Proceeds (Before Expenses) to Issuer:	$4,981,900,000 (99.638%)
Interest Payment Dates:	December 1 and June 1 of each year, commencing June 1, 2009
Trade Date:	November 26, 2008
Settlement Date:	December 2, 2008 (T+3)
Denominations	$2,000 x $1,000
CUSIP/ISIN:	481247AA2 / US481247AA29
Sole Bookrunner:	J.P. Morgan Securities Inc.
Joint Lead Managers:	Bank of American Securities LLC Citigroup Global Markets Inc Goldman, Sachs & Co. Wells Fargo Brokerage Services, LLC
Co-Managers :	CastleOak Securities L.P. M.R Beal & Co. Ramirez & Co. Utendahl Capital Group, LLC

Defaults and Waivers: The payment-related events of default applicable to the notes will be defined as any one of the following events: (1) default (a) by JPMorgan Chase in payment of interest on any note and continuance of that default for 30 days and (b) by the FDIC in payment of interest in accordance with its guarantee under 12 C.F.R. Part 370; or (2) default (a) by JPMorgan Chase in payment of principal or premium, if any, on any note at maturity and (b) by the FDIC in payment of principal or premium, if any, on any note in accordance with its guarantee under 12 C.F.R. Part 370. Rights of holders and the trustee to accelerate payment are limited to the foregoing events.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, relating to the Notes. Before you invest, you should read this term sheet, the registration statement, prospectus, prospectus supplement, and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information regarding the FDIC guarantee, JPMorgan Chase & Co., and this offering. You can get the documents that JPMorgan Chase & Co. has filed with the SEC relating to this offering without cost by visiting the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and supplemental prospectus if you request them by calling collect 1-212-834-4533.